[redacted]

12010442

Mail Processing Section

FEB 29 2012

Washington, DC
128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AJ 3/20/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. STERLING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 VETERANS MEMORIAL HIGHWAY SUITE 412N
(No. and Street)

HAUPPUAGE	NEW YORK	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DEPIETTO, CPA — 516-326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO CPAs PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE/SUITEC114	LAKE SUCCESS	NEW YORK	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT A. ORR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. STERLING SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA LOVETRO
NOTARY PUBLIC, STATE OF NEW YORK
No: 01LO6238571
QUALIFIED IN SUFFOLK COUNTY
MY COMMISSION EXPIRES APRIL 18, 2015

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

U.S. STERLING SECURITIES, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

CONTENTS

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
U.S. Sterling Securities, Inc.
1393 Veterans Memorial Hwy – Unit 412N
Hauppauge, NY 11788

We have audited the accompanying statement of financial condition of U.S. Sterling Securities, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Sterling Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.
DePietto CPA's, PC
February 16, 2012

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

U.S. STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$ 97,185
Deposits with clearing organization	100,000
Receivable from clearing organization	66,643
Security deposits	18,355
TOTAL ASSETS	$ 282,183

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 95,658
Corporate taxes payable	240
	95,898
Stockholders' equity:	
Common stock; $1 par value , 100 shares authorized	
10 shares issued and outstanding	10
Additional paid in capital	175,114
Retained earnings	11,161
Total Stockholders' Equity	186,285
LIABILITIES AND STOCKHOLDERS' EQUITY	$ 282,183

U.S. STERLING SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Period Ended December 31, 2011

Revenues:	
Commissions	$ 658,101
Interest income	476
Other income	642
Total Revenues	659,219
Expenses:	
Accounting	$ 9,950
Administrative fees	523,511
Bank charges	148
Clearing fees	38,166
Dues and subscriptions	75
Insurance expense	12,270
Office expense	3,024
Outside service	1,300
Professional fees	870
Regulatory expenses	25,221
Rent expense	24,673
Repairs and maintenance	1,650
Telephone	2,750
Utilities	2,475
Total expenses	646,083
Net Income before provisions for tax	13,136
Corporate taxes	5,164
Net Income	$ 7,972

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

U.S. STERLING SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period Ended December 31, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2011	$ 10	$ 100,114	$ 43,189	$ 143,313
Additional paid in capital		75,000		$ 75,000
Dividends paid			(40,000)	$ (40,000)
Net Income	-	-	7,972	7,972
Balance - at December 31, 2011	$ 10	$ 175,114	$ 11,161	$ 186,285

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

U.S. STERLING SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2011

Cash flows from operating activities:	
Net Income	$ 7,972
Adjustments to reconcile net income to net cash flows from operating activities:	
Depostis with clearing organization	(75,000)
Receivable from clearing organization	(18,637)
Accounts payable	59,312
Corporate taxes payable	(2,643)
Total adjustments	(36,968)
Net cash used in operating activities	(28,996)
Net cash flows from financing activities	
Dividends paid	(40,000)
Additional paid in capital	75,000
Net cash used in financing activities	35,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	6,004
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	91,181
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 97,185
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 5,164

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

NOTE 1: Nature of Business

Organization

U.S. Sterling Securities, Inc. (The "Company") was formed in the state of New York as a corporation. The company is a registered member in the Financial Industry Regulatory Authority (FINRA) as a broker/dealer and commenced operations in March 10, 1992. All of the Company's trades are cleared through its agent, First Southwest Company("FSC").

NOTE 2: Summary of Significant Accounting Policies

a) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) Income Taxes

The company operates as a C Corporation and is therefore subject to federal and state income tax. The provisions for corporate taxes accrued as of December 31, 2011 are as follows:

Federal income tax	$ 0
NYS Corporate tax	$ 240

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

NOTE 2: Summary of Significant Accounting Policies (cont.)

c) Income Taxes

unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost, net of accumulated depreciation. Furniture, fixtures and equipment are depreciated by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principles (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

f) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, First Southwest Company ("FSC"). The Company's clearing and execution agreement provides that National's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, FSC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FSC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

NOTE 2: Summary of Significant Accounting Policies (cont.)

f) Significant Credit Risks

meet the terms of its contracts, in which case FSC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by National is charged back to the Company.

The Company, in conjunction with FSC, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $6,393. At December 31, 2011, the Company had a net capital of $167,930 which was $161,537 in excess of its required net capital of $6,393. The Company's net capital ratio was .57 to 1.

NOTE 4: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to Sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 5: Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Southwest Company and promptly transmits all customer funds and securities to FSC. FSC carries all of the accounts of such customers and maintains and preserves such books and records.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

NOTE 6: Commitment and Contingencies

Future lease payments on the rental of office space are as follows:

Year	Rent expense
2012-2013	$36,018

The rent expense at December 31, 2011 was $24,673.

NOTE 7: Subsequent events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2011, through the date of issuance of these financial statements on February 16, 2012. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.